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                                         Filed By: Regions Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                            Subject Company: Park Meridian Financial Corporation

                                                     Registration No.: 333-68750
                                                                       000-31277

         THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF REGIONS FINANCIAL CORPORATION AND PARK MERIDIAN FINANCIAL CORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT HAS BEEN FILED WITH RESPECT TO THE TRANSACTION WHICH CONTAINS THE PROXY STATEMENT-PROSPECTUS DELIVERED TO THE SHAREHOLDERS OF PARK MERIDIAN FINANCIAL CORPORATION IN CONNECTION WITH THE VOTE OF SUCH SHAREHOLDERS ON THE ACQUISITION (AS DEFINED BELOW).

         On November 12, 2001, Park Meridian Financial Corporation ("Park Meridian") issued a press release announcing the exchange ratio for the proposed acquisition (the "Acquisition") of Park Meridian by Regions Financial Corporation.

         A copy of the press release dated November 12, 2001, pertaining to the exchange ratio is being filed as Exhibit A to this report, and is incorporated herein by reference.
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                                                                       Exhibit A


Press Release

Park Meridian Reports Final Exchange Ratio

CHARLOTTE, N.C. --(BUSINESS WIRE) -- November 12, 2001 -- Park Meridian Financial Corporation (OTC BB: PMFN) announced that under its merger agreement with Regions Financial Corporation (NASDAQ/NM: RGBK), Regions will exchange
0.5688 of a share of Regions common stock for each share of Park Meridian common stock. The merger agreement provided for a potential upward adjustment to an initially agreed upon exchange ratio based on the average of Regions' volume weighted average stock prices over a period that ended on November 9, 2001. The
0.5688 per share exchange rate reflects that adjustment.

Regions and Park Meridian jointly announced on June 27, 2001 that they had signed a definitive agreement that provides for the acquisition of Park Meridian by Regions in a stock-for-stock merger. A special meeting of the shareholders of Park Meridian to consider the merger is scheduled for 9:30 a.m. on Tuesday, November 13, 2001. The merger does not require approval of Regions' stockholders.

Park Meridian Financial Corporation, headquartered in Charlotte, North Carolina, is the holding company for Park Meridian Bank, which operates three offices in Charlotte. Additional information regarding Park Meridian may be found at its Internet homepage, http://www.parkmeridianbank.com.

Regions Financial Corporation, with approximately $45.7 billion in assets, ranks among the 25 largest financial services companies in the nation. Serving customers throughout the South, it provides traditional commercial and retail banking services and other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, insurance, leasing and mortgage banking. Its banking affiliate, Regions Bank, offers banking services from more than 670 banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas. Regions provides investment and brokerage services from more than 135 offices of Morgan Keegan & Company, Inc., one of the South's largest investment firms. Regions ranks on both the Forbes 500 and the Fortune 500 listing of America's largest companies; its common stock is traded in the Nasdaq National Market System under the symbol "RGBK."

The proposed merger of Park Meridian and Regions will be submitted to Park Meridian's shareholders for their consideration. Park Meridian shareholders are urged to read the proxy statement-prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of the proxy statement-prospectus, as well as other filings containing information about Park Meridian and Regions, at the SEC's Internet site (http://www.sec.gov).

Park Meridian and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Park Meridian in connection with the merger. Information about the directors and executive officers of Park Meridian and their ownership of
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Park Meridian common stock is set forth in the proxy statement, dated April 15,
2001, for Park Meridian's 2001 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 6, 2001 (available on the SEC's Internet site at http://www.sec.gov). Additional information regarding the interests of those participants may be obtained by reading the proxy statement-prospectus regarding the proposed transaction.